First Horizon Corporation
165 Madison Ave., Memphis TN 38103
VIA EDGAR

December 23, 2024

Ms. Jee Yeon Ahn
Mr. Michael Henderson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549-3561

Re:    First Horizon Corporation (“FHN” or “we” or “the Company”)
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 23, 2024
File No. 001-15185

Dear Ms. Ahn and Mr. Henderson:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2024, addressed to Ms. Hope Dmuchowski, Senior Executive Vice President and Chief Financial Officer, regarding the above-referenced filing. We appreciate the Staff’s careful review of our filing. For your convenience, we have included the Staff comment below in boldface followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Information, page 98

1. We note that your presentation of adjusted tangible common equity represents an individually tailored accounting measure given that the adjustment to exclude unrealized gains (losses) on AFS securities, net of tax has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this measure from future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response
We understand and appreciate this comment. In future filings, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will remove the presentation of adjusted tangible common equity, in conformity with Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

* * * * * *

Ms. Jee Yeon Ahn
Mr. Michael Henderson
December 23, 2024

First Horizon Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 10-Q filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response adequately addresses the comment raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901)257-6223 or jlfleming@firsthorizon.com.
Sincerely,
/s/ Jeff L. Fleming
Jeff L. Fleming
Executive Vice President and Chief Accounting Officer

CC:
D. Bryan Jordan
Chairman of the Board, President and Chief Executive Officer

Hope Dmuchowski
Senior Executive Vice President and Chief Financial Officer